For period ending   May 31, 2003		Exhibit 77C

File number 811-6475


Strategic Global Income Fund, Inc.


	On March 20, 2003 the Fund's shareholders elected board members at an annual meeting of shareholders. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrant's nominees and all of the nominees were elected.